AB 3/15

KH 3/14

[redacted]

11019923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 34434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fintegra, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 Earle Brown Drive, Suite 550
(No. and Street)

Minneapolis	MN	55430
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey A. Schuh — (763) 398-4371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/22

OATH OR AFFIRMATION

I, Jeffrey Schuh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fintegra, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE D HILDRE
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC

TABLE OF CONTENTS

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Fintegra, LLC (limited liability company) as of December 31, 2010, and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fintegra, LLC as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2011

FINTEGRA, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 1,416,408
Deposit with clearing broker	100,796
Commissions and other receivables, net	1,290,276
Other assets	336,043
Notes receivable and forgivable loans, net	487,021
Property and equipment, net	100,350
Income taxes receivable	93,800
Deferred income taxes	107,197
TOTAL ASSETS	$ 3,931,891

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 121,676
Commissions payable	1,243,115
Accrued payroll and related taxes	276,466
Accrued expenses	181,570
Total Liabilities	1,822,827
MEMBER'S EQUITY	
Member's Equity	2,109,064
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,931,891

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUES	
Commissions and fees	$ 22,424,997
Interest income	103,826
Other income	170,058
Total Revenues	22,698,881
OPERATING EXPENSES	
Salaries, commissions and payroll taxes	19,748,242
Advertising	149,981
Depreciation and amortization	71,665
Insurance	235,081
Office and equipment rent	393,083
Office supplies and postage	66,108
Professional fees	278,496
Regulatory, clearing and licensing fees	923,150
Repairs and maintenance	29,364
Telephone	151,973
Bad debt and write-off of loan to sole member	820,000
Travel and entertainment	120,236
Miscellaneous	68,988
Total Operating Expenses	23,056,367
Loss Before Benefit From Income Taxes	(357,486)
BENEFIT FROM INCOME TAXES	(121,158)
NET LOSS	$ (236,328)

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF MEMBER'S EQUITY
Year Ended December 31, 2010

	Member's Equity	Loan to Sole Member	Total Member's Equity
BALANCES – DECEMBER 31, 2009	$ 2,537,460	$ (800,000)	$ 1,737,460
Write-off of loan to sole member	-	800,000	800,000
Member distributions	(192,068)		(192,068)
Net loss	(236,328)	-	(236,328)
BALANCES – DECEMBER 31, 2010	$ 2,109,064	$ -	$ 2,109,064

See accompanying notes to financial statements.

FINTEGRA, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (236,328)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation and amortization	71,665
Amortization of forgivable loans	118,482
Loss on disposal of property and equipment	248
Deferred income taxes	(39,602)
Write-off of loan to sole member	800,000
Changes in operating assets and liabilities:	
Commissions and other receivables	(171,566)
Other assets	(167,237)
Income taxes receivable/payable	164,400
Accounts payable	57,033
Commissions payable	210,217
Accrued payroll and related taxes	72,086
Accrued expenses	44,932
Net Cash Flows from Operating Activities	924,330
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(47,908)
Net advances on notes receivable and forgivable loans	(370,539)
Net Cash Flows from Investing Activities	(418,447)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to sole member	(192,068)
Net Cash Flows from Financing Activities	(192,068)
Net Change in Cash and Cash Equivalents	313,815
CASH AND CASH EQUIVALENTS - Beginning of Year	1,102,593
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 1,416,408
Supplemental cash flow disclosures	
Cash paid for income taxes	$ 31,366

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Fintegra, LLC (the Company) was formed in Minnesota on August 8, 1998. The Company offers financial services and products, such as financial and retirement planning, stocks, bonds, mutual funds, UIT's and fixed and variable annuities to customers, customers of financial institutions and other independent representatives. The Company, which is a member of Securities Investors Protection Corporation, sells products manufactured by mutual fund and insurance companies and has an agreement with Pershing, LLC (Pershing), an affiliate of the Bank of New York Mellon, to execute and clear transactions and establish and maintain securities accounts for customers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

The Company includes as cash equivalents all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash and cash equivalents in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and have been reduced by an allowance for doubtful accounts of $2,780 at December 31, 2010. The Company believes all commissions receivable in excess of the allowance are fully collectible. On a periodic basis, the Company evaluates its commission receivable based on history of past write-offs, collections and current credit conditions. If commissions receivable in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made. The Company does not accrue interest on past due receivables.

Depreciation and Amortization

Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over estimated useful lives ranging from three to seven years. Maintenance, repairs and minor renewals are expensed when incurred.

Revenue Recognition

Customers' securities transactions are recorded on a trade date basis with related commission income and expense recorded on a trade date basis.

Income Taxes

Effective January 1, 2003, the Company elected to be taxed as a corporation for federal and state income tax purposes.

Advertising Costs

Advertising costs are charged to expense as incurred.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Notes Receivable and Forgivable Loans

Notes receivable and forgivable loans consisted of the following components at December 31, 2010:

Notes receivable	$ 19,839
Forgivable loans, net of amortization	467,182
Notes receivable and forgivable loans, net	$ 487,021

The notes receivable are with three employee registered representatives of the Company. The notes are unsecured and bear interest from 6% to 9% per annum. The promissory notes provide for repayment through July 2012.

Forgivable loan agreements are unsecured and loans totaling $10,562 provide for the loans to be forgiven based on the gross monthly commission of the registered representative. Forgivable loan agreements totaling $456,620 provide for the loans to be forgiven based on the anniversary date each month through June 2015, provided the registered representative remains securities licensed with the Company as of the anniversary date. If the registered representative does not maintain their securities license with the Company, the loan will become immediately due and payable.

Forgiveness of loan amortization expense for the year ended December 31, 2010 was $118,482.

NOTE 3 - Property and Equipment

Property and equipment consisted of the following at December 31, 2010:

Computer and telephone equipment	$ 256,440
Furniture and fixtures	200,468
Software	39,721
	496,629
Less: accumulated depreciation and amortization	(396,279)
Property and equipment, net	$ 100,350

Depreciation and amortization expense was $71,665 for the year ended December 31, 2010.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $924,059 which was $674,059 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.93 to 1 at December 31, 2010.

NOTE 4 - Net Capital Requirements (cont.)

No differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2010 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption.

NOTE 5 - Off-Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable or refuse to fulfill their contractual obligations. Commissions and other receivables are unsecured. No allowance for uncollectible accounts was considered necessary at December 31, 2010.

NOTE 6 - Income Taxes

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation and amortization, and vacation accruals.

The provision for federal and state income taxes consisted of the following components for the year ended December 31, 2010:

Current	$	(81,556)
Deferred		(39,602)
Total Benefit from Income Taxes	$	(121,158)

The Company applies the accounting standard for uncertainties in income taxes. The tax effects from any uncertain position can be recognized in the financial statements only if the position is more likely than not to be sustained on audit by tax authorities, based on the technical merits of the position. The Company's policy is to recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2007. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

As of December 31, 2010, the Company had unused state net operating loss carryforwards of approximately $682,000 beginning to expire in 2029.

NOTE 7 - Membership Units

The Company had a total of 1,586 membership units outstanding as of December 31, 2010.

NOTE 8 - Retirement Plan

The Company has a SIMPLE IRA profit sharing plan (the Plan) for the benefit of its employees who qualify for participation. The Plan requires the Company to match contributions of up to 1% of the eligible employee's compensation. Company contributions were $25,218 for the year ended December 31, 2010.

NOTE 9 - Related Party Transactions

Loan to Sole Member

On November 25, 2009, the Company executed a one year loan agreement extension with Fintegra Holdings, LLC (FH) in the amount of $800,000. The loan to FH had been recorded on the Company's financial statements as a reduction of member's equity. The loan, which was unsecured and due November 25, 2010, was written-off by the Company and has been recorded in the statement of operations as bad debt expense.

Contingent Liability

To finance the purchase of the Company, in 2007, FH obtained a $2,000,000 interest bearing loan from a bank. FH obtained a renewal of the bank loan on March 1, 2010. The remaining loan of $850,000 requires monthly payments of $23,611 plus accrued interest beginning March 31, 2010 and continuing until February 28, 2011 at which time all remaining principal and unpaid interest is due. The loan bears interest at a fluctuating annual rate equal to 6% above LIBOR (6.26% as of December 31, 2010). The loan is secured by the assets of FH, which are primarily the assets of the Company. The loan contains certain financial covenants. The balance outstanding at December 31, 2010 was $613,889.

FH is currently in discussions with the bank to determine the terms and conditions under which the bank would renew the loan. In the event the bank does not renew the loan, the loan will mature. The maturing of the loan may or may not affect the Company's operations.

Commencing in August 2010, the Company began making monthly capital distributions to FH in the amount of $25,000 plus .7% of gross revenue the month prior to the distribution.

Revenue

The Company received commissions and fees generated by various members of FH, including a company that is partially owned by a member of FH, resulting in approximately $224,225 of net revenue to the Company for the year ended December 31, 2010.

NOTE 10 - Commitments and Contingencies

License Agreements

The Company has entered into one software license agreement that expires in 2012 and three additional license agreements that require thirty day written notice to cancel. These agreements require minimum monthly fees, plus hosting fees, of approximately $16,300 and are subject to increase when stated number of users is exceeded. License fee expenses were approximately $196,200 for the year ended December 31, 2010.

Future minimum license payments for the years ending December 31, 2011 and 2012 are $110,235 and $14,880, respectively.

NOTE 10 - Commitments and Contingencies (cont.)

Revenue Concentration

The Company had revenues from one customer representing approximately 19% of commission revenues for the year ended December 31, 2010. The customer has provided notice to the Company that it is terminating the brokerage relationship with the Company effective May 20, 2011.

Operating Leases

The Company leases office space in two locations. The Minneapolis lease has escalating rent payments increasing from $5,010 to $5,312. The lease terms and monthly base rents as of December 31, 2010 are as follows:

Office Location	Lease Expires	Base Rent
Minneapolis, MN	July 2012	$5,010
Chicago, IL	July 2011	$5,000

The Company is required to pay its pro rata share of operating expenses. The Company has the option to extend the Minneapolis office lease for a one year period.

FH leases office space in the following locations and the monthly rent payments for 2010 were made by the Company. The Boca Raton lease has escalating rent payments increasing from $2,716 to $3,056. The lease terms and monthly base rents as of December 31, 2010 are as follows:

Office Location	Lease Expires	Base Rent
Boca Raton, FL	March 2012	$2,716
Cleveland, OH	April 2014	$9,981

Total rent expense was $407,657 for the year ended December 31, 2010. The Company is not obligated to make the monthly office lease payments on behalf of FH.

The Company leases two copiers under a lease that expires February 2012 for $993 per month and a copier under a lease that expires March 2012 for $455 per month. The Company also leases phone equipment with lease terms and monthly lease payments as of December 31, 2010 are as follows:

Office Location	Lease Expires	Monthly Payment
Minneapolis, MN	June 2015	$969
Boca Raton, FL	July 2015	$399
Chicago, IL	August 2015	$635

The Company also has an agreement to purchase telephone and data services for the four office locations that expires March 2013 for $3,490 per month.

FH leases a phone system utilized by the Cleveland sales office under a lease that expires March 2013 for $1,583 per month which was paid by the Company in 2010. The Company has guaranteed the lease payments of the phone system. FH also leases a copier utilized by the Boca Rotan sales office under a lease that expires March 2012 for $370 per month which was paid by the Company in 2010. The Company is not obligated to make the monthly copier lease payment on behalf of FH.

NOTE 10 - Commitments and Contingencies (cont.)

Future minimum lease payments, inclusive of FH lease obligations currently paid by the Company, are as follows for the years ending December 31:

2011	$ 358,981
2012	254,891
2013	159,027
2014	63,959
2015	13,687
	$ 850,545

Legal Proceedings

The Company is subject to legal proceedings and claims in the ordinary course of business. As of December 31, 2010, the Company is a defendant in four separate legal suits which claim securities sold through their registered representatives were in violation of the state securities laws and common law. The Company is actively defending these allegations and does not believe it is at fault.

The Company is also a defendant in a class action lawsuit brought by the Bankruptcy Trustee of a program sponsor against broker dealers that had selling agreements with the sponsor in an attempt to retrieve commissions paid by the sponsor. The Company is actively defending these allegations and does not believe they are at fault.

Management believes the risk of loss is remote and amounts of a loss cannot be reasonably estimated. In the opinion of management, the amount of ultimate liability with respect to these actions may or may not materially affect the financial position of the Company.

NOTE 11 – Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2011, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

FINTEGRA, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

COMPUTATION OF NET CAPITAL

Members' equity	$ 2,109,064
Other deductions:	
Customer deficit balances	56
Non-allowable assets:	
Property and equipment, net	100,350
Receivables from non-customers	50,983
Notes receivable and forgivable loans	487,021
Income tax receivable	93,800
Deferred income taxes	107,197
Other assets	336,298
Total non-allowable assets	1,175,649
Net capital before haircuts on securities positions	933,359
Haircuts on securities positions	(9,300)
Net capital	$ 924,059

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,782,109

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 250,000
Excess net capital at 1,500 percent	$ 674,059
Excess net capital at 1,000 percent	$ 745,849
Ratio: Aggregate indebtedness to net capital	1.93 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2010	$ 924,059
Net audit adjustments	-
Net capital per above	$ 924,059

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Fintegra, LLC (the Company) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2011

FINTEGRA, LLC
Minneapolis, Minnesota

Agreed Upon Procedures

Including Form SIPC-7

December 31, 2010

FINTEGRA, LLC

TABLE OF CONTENTS

BAKER TILLY
VIRCHOW KRAUSE, LLP

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Fintegra, LLC (the company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including copies of cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting a difference. There was a reclassification adjustment for an increase in revenue of $2,500 when compared to Form X-17A-5;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including general ledger detailed reports, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including general ledger detailed reports supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 25, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034434 FINRA DEC
FINTEGRA LLC 18*18
6120 EARLE BROWN DR STE 550
MINNEAPOLIS MN 55430-4110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JEFFREY A. SCHUH, CFO 763-398-4371

2. A. General Assessment (item 2e from page 2) $ 19,756

B. Less payment made with SIPC-6 filed (exclude interest) (8,429)

7/29/10
Date Paid

C. Less prior overpayment applied (45)

D. Assessment balance due or (overpayment) 11,282

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,282

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,282

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FINTEGRA, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.			
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)			$ 22,696,381
2b. Additions:			
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	(2) Net loss from principal transactions in securities in trading accounts.		
	(3) Net loss from principal transactions in commodities in trading accounts.		
	(4) Interest and dividend expense deducted in determining item 2a.		
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
	(7) Net loss from securities in investment accounts.		
	Total additions		
2c. Deductions:			
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		13,260,738
	(2) Revenues from commodity transactions.		
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		807,794
	(4) Reimbursements for postage in connection with proxy solicitation.		
	(5) Net gain from securities in investment accounts.		
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		232,576
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		459,036
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 238	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 33,943	
	Enter the greater of line (i) or (ii)		33,943
	Total deductions		14,794,087
2d. SIPC Net Operating Revenues			$ 7,902,294
2e. General Assessment @ .0025			$ 19,756

(to page 1, line 2.A.)

FINTEGRA, LLC
Minneapolis, Minnesota

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2010